FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry 9620: The First BlackBerry 7 Smartphone for the New Nextel Evolution Network Introduced by Nextel Mexico and RIM	3

Document 1

December 4, 2012

FOR IMMEDIATE RELEASE

BlackBerry 9620: The First BlackBerry 7 Smartphone for the New Nextel Evolution Network Introduced by Nextel Mexico and RIM

The new BlackBerry 9620 smartphone offers all of the core BlackBerry messaging and social-centric features on Nextel’s Evolution Radio Service

Mexico City, Mexico and Waterloo, ON – Nextel Mexico, and BlackBerry®-maker Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today launched the first BlackBerry® 7 smartphone for the new Nextel Evolution Network. The stylish new BlackBerry® 9620 smartphone supports all of the core BlackBerry services that let customers keep connected and productive, and allows them to instantly talk with another Nextel customer, or have group chats with up to twenty five other customers, using Nextel’s Evolution Radio service.

“BlackBerry smartphones are very popular with our customers in Mexico. We’re excited to offer the new BlackBerry 9620 smartphone with the Nextel Evolution Radio service, which offers customers instant communications and additional features such as being able to chat and access the Internet at the same time. We’re pleased to strengthen our relationship with RIM and expand our portfolio of BlackBerry smartphones,” said Alberto Escobar, Vice President of Marketing for Nextel Mexico.

“The stylish new BlackBerry 9620 smartphone has what you’d expect a personal and work phone to have, combining the instant voice communication that Nextel customers want with the unique features that only BlackBerry smartphones offer. We’re pleased to expand our long partnership with Nextel and bring the first BlackBerry 7 smartphone with support for the Nextel Evolution Network to customers in Mexico,” said Jose Maria Fregoso, Managing Director for Mexico at RIM.

The new BlackBerry 9620 smartphone from Nextel is an attractive, stylish handset that houses a fast, powerful processor and support for 3G and Wi-Fi® connectivity. It features a classic BlackBerry QWERTY keyboard for quick and easy typing and supports all of the core BlackBerry messaging and social-centric features that can keep customers connected to the people and information that matter most to them. On Nextel’s Evolution Radio service,  customers can instantly start a conversation with other personal contacts on the Nextel Evolution Network directly from their address book, BlackBerry® Messenger (BBM™), or instant messaging apps like Google™ Talk, Windows Live® Messenger, and Yahoo!® Messenger. While in the middle of a talk session, customers can seamlessly switch to a regular phone call.

The smartphone includes a camera with a flash and support for video recording, built-in GPS for maps and navigation applications as well as for geo-tagging pictures, and a memory card slot for adding up to 32GB of additional storage. Customers can enhance their experience with access to apps and content for work and play, which are available for the BlackBerry 9620 on the BlackBerry App World™ storefront. The smartphone also features a long lasting battery to help keep customers connected throughout the day.

The BlackBerry 9620 smartphone from Nextel is available in Mexico starting today.

For more information about the new BlackBerry 9620 smartphone, please visit:
www.nextel.com.mx and www.prensanextel.com.mx

About Nextel Mexico
Nextel México was officially established in Mexico at the beginning of 1998 with aim to provide companies with integral mobile solutions. With an investment of more than $6.4 billion dollars, Nextel has now extended its digital network to the main cities in Mexico, and since June 2004, offers an International Direct Connection service that allows instant communications in Argentina, Brazil, Canada, Chile, El Salvador, USA and Peru, just by pushing a button. Currently, the company’s digital services are used by more than 3,861,100 subscribers (September 2012) in more than 100 cities in Mexico. For more information please visit the company’s website at http://www.nextel.com.mx.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Rafael Luna
Research In Motion
rlunagrajeda@rim.com
+52 55 2095 9263

Omar Tovar                                                                Aline Berumen
Nextel Mexico                                                            Burson-Marsteller (PR agency for Nextel Mexico)
+52 55 4115 6485                                                       +52 55 5351 6547
omar.tovar@nextel.com.mx                                     aline.berumen@bm.com

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. Nextel, the Nextel logo and Nextel Direct Connect are registered trademarks and/or service brands used by Nextel Communications, Inc. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 4, 2012	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO